Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS
a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

Yes☒ No☐

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

For the purposes of this Form ATS-N, the term "orders" encompasses Firm Regular Session Orders; Conditional Orders and associated Firm-up Orders; and Market on Close ("MOC") Orders, as those terms are defined in Part III, Item 7. To the extent a disclosure relates only to one or two classes of orders, the disclosure is drafted to refer to that class or those classes specifically.

CGMI's algorithms ("algos") or its smart order router ("SOR") may determine to route orders to the ATS. If CGMI's algos make the determination to route orders to the ATS, they send a directed order(s) to the SOR, which in turn sends the order(s) to the ATS. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. CGMI's algos do not enter orders directly into the ATS. CGMI Business Units that have access to the CGMI algos and/or SOR may place orders in NMS Stocks that may be entered into Citi-ONE. CGMI Business Units may not access Citi-ONE directly (i.e., may not be Direct Subscribers).

Each business unit ("Business Unit") listed below is part of CGMI, uses the SBSH market participant identification code ("MPID") with respect to its orders and can place orders in NMS Stocks in the ATS in the trading capacities noted below.

(a) CASH SALES TRADING and CASH TRADING facilitate institutional client orders in NMS Stocks and OTC securities. Cash Sales Trading can send client orders to Citi-ONE in an agency capacity, and Cash Trading can send orders to Citi-ONE in an agency or principal capacity.

(b) INTERNATIONAL TRADING facilitates institutional client orders in American ~~Depository~~Depositary Receipts and local ordinary securities. International Trading can send orders to Citi-ONE in an agency or principal capacity.

(c) RISK ARBITRAGE facilitates institutional client orders in international securities, NMS Stocks, and OTC securities, specializing in the securities of companies in announced transactions (e.g., mergers and acquisitions, tender offers, etc.). Risk Arbitrage can send orders to Citi-ONE in an agency or principal capacity.

(d) CONVERTIBLES TRADING facilitates institutional client orders in NMS Stocks and OTC securities that are convertible securities. Convertibles Trading can send orders to Citi-ONE in an agency or principal capacity.

(e) DERIVATIVES SALES TRADING and DERIVATIVES TRADING facilitate institutional client orders in listed options, including complex options, and OTC derivatives. Derivatives Sales Trading can send client orders to Citi-ONE in an agency capacity and Derivatives Trading can send orders to Citi-ONE in an agency or principal capacity.

(f) ETF TRADING facilitates institutional client orders in Exchange Traded Funds ("ETFs"). ETF Trading can send orders to Citi-ONE in an agency or principal capacity.

(g) CENTRAL RISK manages a portfolio of CGMI positions incurred from the Firm's facilitation activities. Central Risk can send orders to Citi-ONE in a principal capacity.

(h) ELECTRONIC EXECUTION COVERAGE facilitates institutional client orders in equity securities, including NMS Stocks and OTC securities, as agent using the CGMI algos and/or SOR. Electronic Execution Coverage can send client orders to Citi-ONE in an agency capacity.

(i) PROGRAM SALES and PROGRAM TRADING facilitate institutional client orders in equity securities, including NMS Stocks and OTC securities, entered as a program by the client. Program Sales can send client orders to Citi-ONE in an agency capacity. Program Trading can send orders to Citi-ONE in an agency or principal capacity.

(j) DELTA ONE, SWAPS SALES and TRADING is the market making and hedging desk which provides financing on products offering linear exposure to equity risk (single stock, index and sector swaps, ETFs, EFPs, etc.) to clients. Delta One, Swaps Sales and Trading can send orders to Citi-ONE in a principal capacity to delta hedge their financing swaps.

(k) SPECIAL EQUITIES TRANSACTIONS GROUP facilitates purchases and sales by issuers dealing in their own securities and sales of securities by issuer affiliates. Special Equities Transactions Group can send orders to Citi-ONE in an agency or principal capacity.

(l) U.S. FUTURES, MUNICIPALS, HIGH YIELD and CREDIT TRADING Business Units can all hedge their exposure in U.S. equities. These Business Units can send orders to Citi-ONE in a principal capacity.

(m) FIXED INCOME SALES handles client orders in fixed income securities, but also may handle equity orders on an agency basis. Fixed Income Sales can send orders to Citi-ONE in an agency capacity.

CGMI personnel in various groups who are responsible for trading out of positions in a CGMI error account may send orders to Citi-ONE in a principal capacity. CGMI does not have an electronic market making Business Unit that continuously provides liquidity to the Citi-ONE ATS.

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

Yes☐ No☒

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

As discussed further in Part III, Item 5, CGMI Business Units can only enter orders into Citi-ONE indirectly through the CGMI algos and/or SOR. Subscribers (users of Citi-ONE other than CGMI Business Units and CGMI Affiliates) may elect to access Citi-ONE directly as Direct Subscribers or indirectly as Indirect Subscribers, or may elect to be both Direct and Indirect Subscribers. For the purposes of this Form ATS-N, all users of Citi-ONE, i.e., Direct and Indirect Subscribers, CGMI Business Units, and CGMI Affiliates, are referred to collectively as "Participants." Differences between CGMI Business Units and CGMI Affiliates, on the one hand, and Indirect and Direct Subscribers, on the other, related to ATS eligibility are discussed in Part III, Item 2.

c. Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes☐ No☒

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?

Yes☐ No☒

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

Yes☒ No☐

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

CGMI is a subsidiary of Citigroup Inc., a global financial services firm ("Citi"). Certain Affiliates of CGMI have the ability to send orders to a CGMI trading desk or to the CGMI algos and/or SOR. The determination as to whether an order is sent to Citi-ONE on behalf of a CGMI Affiliate is made by the relevant CGMI trading desk receiving the order or the CGMI algos and/or SOR. CGMI Affiliates are authorized in their local jurisdictions to act as broker-dealers or banks (or the local equivalent). Given that Affiliate orders are sent to Citi-ONE by CGMI, the applicable MPID for such orders is SBSH. CGMI Affiliates do not have the ability to send orders to the ATS directly.

The following CGMI Affiliates can access Citi-ONE through CGMI.

(a) U.S. BANK - Citibank, N.A., whose orders can be entered into the ATS in ~~a principal or~~an agency capacity.

(b) NON-U.S. BROKER-DEALERS - Citigroup Global Markets Limited, whose orders can be entered into the ATS in a principal or agency capacity; Citigroup Global Markets Europe, whose orders can be entered into the ATS in an agency capacity; Citigroup Global Markets Hong Kong Limited, whose orders can be entered into the ATS in a principal or agency capacity.

b. If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

Yes☐ No☒

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

As discussed further in Part III, Item 5, CGMI Affiliates can only enter orders into Citi-ONE indirectly through the CGMI trading desk or the CGMI algos and/or SOR. CGMI Affiliates do not have the ability to send orders to the ATS directly (i.e., may not be Direct Subscribers). The CGMI trading desk determines whether to direct the Affiliate's order to Citi-ONE, or to use the

CGMI algos and/or SOR, which may determine to send the Affiliate's order to Citi-ONE. Subscribers (not CGMI Business Units or CGMI Affiliates) may elect to access Citi-ONE directly or indirectly. Differences between CGMI Business Units and CGMI Affiliates, on the one hand, and Indirect and Direct Subscribers, on the other, related to ATS eligibility are discussed in Part III, Item 2.

c. Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes☐ No☒

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

Yes☐ No☒

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

Yes☒ No☐

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

CGMI offers its clients a suite of electronic equities trading products, including the use of its algos, SOR, and Citi-ONE. CGMI client orders may be sent to Citi-ONE by the CGMI algos and/or SOR, making such clients Indirect Subscribers. The decision to route an order to Citi-ONE (or other trading centers) may be made by either the CGMI algos or the SOR. If the CGMI algos decide to send an order to Citi-ONE, the CGMI algos send a directed order to the SOR, and the SOR routes the order to Citi-ONE. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. The CGMI algos do not enter orders directly into Citi-ONE. Alternatively, an Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate may direct an order to Citi-ONE using CGMI's algos and/or SOR. Clients of CGMI can alternatively choose to go through the Direct Subscriber onboarding process described in Part III, Item 2, and after successful completion of that process will be permitted to send orders directly to Citi-ONE through the Citi-ONE gateway. The Citi-ONE gateway is the only gateway to the ATS for both Direct and Indirect Subscribers, though because Indirect Subscriber, CGMI Business Unit, and CGMI Affiliate orders must pass through the additional technology layer of the algos and/or SOR, their orders as a general matter will not reach Citi-ONE as quickly as orders sent to Citi-ONE at the same time from Direct Subscribers. See Part III, Item 5. Part III, Item 2, provides the particular terms and conditions related to eligibility for Direct and Indirect Subscribers.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

As described in Part III, Item 2, Direct Subscribers must, as a condition to accessing Citi-ONE directly, sign a Citi-ONE ATS Subscriber Access Agreement and meet the identified criteria to be onboarded. Indirect Subscribers must be CGMI clients in good standing. CGMI Business

Units and CGMI Affiliates are not subject to eligibility requirements in order to access Citi-ONE through the CGMI algos and/or SOR and do not have the ability to access Citi-ONE directly.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

Yes☐ No☒

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

      i. written standards controlling employees of the ATS that trade for employees' accounts; and

      ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

DEFINITION OF CTI AND CITI-ONE INFRASTRUCTURE

CGMI maintains policies and standards designed to limit sharing of Citi's and Citi's clients' confidential information with only those who have a need to know such information in order to perform their job functions. These policies and standards also apply to CGMI personnel and shared personnel involved in the operation of Citi-ONE or responsible for the ATS's compliance with applicable laws.

As noted in Part II, Item 6, any information regarding a Participant's identity, orders, trading interest or intentions, positions, risk exposure or trading strategy, or similar non-public transactional information related to that Participant is considered CTI. CGMI does not consider post-trade aggregated and anonymized information to be CTI.

The Citi-ONE matching engines and gateway ("Citi-ONE infrastructure") are hosted and operated by Ocean, as described in Part II, Item 6. This Citi-ONE infrastructure resides in an Ocean cage within the Equinix NY4 datacenter and is physically separated from other CGMI systems (including the CGMI algos and SOR) and operated on hardware separate from other systems hosted and operated by Ocean. Citi-ONE infrastructure also is separate from that of the Nasdaq exchanges. All Citi-ONE orders pass through the Citi-ONE gateway as the access point to the Citi-ONE ATS.

CGMI utilizes the standard Exegy Ticker Plant (XTP) market data solution, which processes Firm Regular Session Order information from Ocean for inclusion in the feeds to the CGMI algos and SOR as described in Part III, Item 15. The XTP is hosted by CGMI, on CGMI leased premises, in a third-party data center and is controlled and secured by Citi firewalls.

Access to Citi-ONE CTI is limited to Citi personnel who have a need to know in order to support the operation and compliance of the ATS. Employees of CGMI and its Affiliates support the operation of the Citi-ONE ATS and other businesses (shared employees), as described in Part II, Item 6. These shared employees as well as certain CGMI applications have access to Citi-ONE CTI.

Also, Ocean employees responsible for the daily operation of Citi-ONE have access to Citi-ONE CTI in the form of Citi-ONE intraday and historical order and matching information. These Ocean employees reside in a separate physical location from CGMI shared employees.

Separately, certain Exegy employees have access to Citi-ONE CTI as it is processed in the XTP as well as when providing Citi-ONE-related services. See Part III, Item 15 for additional information about services provided by Exegy.

Set forth below are the written standards and oversight procedures to safeguard Citi-ONE CTI.

CGMI POLICIES AND STANDARDS

The following CGMI policies and standards, as well as the CGMI access and information barriers, apply to the Citi personnel identified in Part II, Item 7(d), except to the extent the description of a particular control or safeguard reflects a more limited application (e.g., the Mandatory Absence policy).

PERSONAL TRADING: Citi employees, including those with access to Citi-ONE CTI, are subject to Citi policies, which apply to CGMI, that prohibit personal trading based on non-public or other confidential information. Citi's Personal Trading and Investment Policy defines permitted and prohibited trading and provides rules for the maintenance and review of internal and external brokerage activities of Citi employees who are involved in the purchase and sale of investment products as well as certain senior officers of Citi (together with their other covered household members, "Covered Persons"). The ATS Supervisor (and approved Series 24 Delegate) and Citi-ONE shared employees are subject to Citi's Personal Trading and Investment Policy.

Covered Persons may only trade securities in Firm-approved outside brokerage accounts, and they are not allowed to use any Citi-ONE CTI for personal trading. Covered Persons' personal investment positions are subject to a 30-day holding period. Covered Persons are generally restricted from trading New Issues and engaging in certain trading strategies involving Citi securities.

Covered Persons must enter a pre-approval request for every purchase and sale of a security executed in an employee investment account. The Compliance Department reviews these requests. Covered Persons that are responsible for the operation of Citi-ONE and certain others must also obtain the approval of their direct manager prior to a transaction. The investment activities of Covered Persons, including Citi preclearance requirements and the disclosure and surveillance of personal brokerage or trading accounts are monitored by each Covered Person's direct manager.

Prior to approving or rejecting any personal trading request, each Covered Person's direct manager (or the Compliance Department, as the case may be) considers various factors that touch upon how closely related the proposed trade is to the Covered Person's daily business activities. The approver considers whether the proposed transaction potentially raises a conflict of interest or is otherwise not in the best interests of Citi.

On a post-trade basis, CGMI direct managers use the ~~Citi Employee Due Diligence~~ [Compliance for You](#) (~~EmDD~~CoFY) system to review Covered Persons' personal trading activities. Accounts that do not permit trading in individual securities, derivatives, futures, or commodities (e.g., cryptocurrency accounts, mutual funds, unit investment trusts) are not subject to this review. During the review of employee trading activity, managers of the employee look for pre-approvals, indications of improper trading activity that might interfere with such person's job responsibilities, and excessive trading. CGMI's Employee Trading Surveillance Team also monitors activity in employee personal trading accounts.

On an annual basis, Covered Persons must confirm through the ~~EmDD~~CoFY platform that the information about their reportable accounts on record is accurate, as well as certify that they understand and will abide by Citi's Personal Trading and Investment Policy.

Pursuant to CGMI's written supervisory procedures and a plan of supervision, the ATS Supervisor (or approved Series 24 Delegate) conducts a monthly review to ensure that the managers of the ATS's shared employees are conducting their reviews of employee personal trading in a timely manner.

FIRM-WIDE CONFIDENTIAL INFORMATION RESTRICTIONS: As a general matter, Citi employees are required to read and comply with the Citi Code of Conduct, Citi Privacy and Confidentiality Policy and Citi Electronic Communications Policy, which include provisions that address safeguarding sensitive information. On a semi-annual basis, the Citi-ONE ATS Supervisor (or approved Series 24 Delegate) attests that shared employees have completed assigned annual compliance training which covers safeguarding CTI.

CYBER RISK: Citi has adopted and implemented an intelligence-led strategy to establish, implement, review, and adjust its approach to managing cyber risks. The strategy is supported by corresponding information security programs, policies and procedures, governance and management structures, reporting, and metrics. This strategy is applicable to Citi-ONE.

MANDATORY ABSENCE: Pursuant to the Citi Mandatory Absence Policy, employees who have the authority to execute transactions on behalf of CGMI and its Clients, or authority to make entries in Citi's books and records, as well as employees who can authorize, approve, or otherwise directly cause such transactions, are subject to a mandatory absence. As a compliance control, the policy requires such employees be absent from sensitive positions for a prescribed period of time so that their activities may be performed by others.

CGMI ACCESS AND INFORMATION BARRIERS

In addition to the above-referenced policies, Citi has information barriers to separate personnel and systems with access to ATS CTI from those not permitted to access such information. Citi also relies on information barriers to distinguish among personnel and systems permissioned to access different types of Citi-ONE CTI. Citi also restricts access to Citi applications containing Citi-ONE CTI through an Enterprise Entitlement Review System (EERS) and an ATS-specific review and approval process. Direct managers log and manage access using EERS.

Shared employees seeking access to Citi-ONE CTI are required to obtain approval from their direct manager, the Citi-ONE application (technology) manager, and the primary business information owner (the ATS Supervisor or approved Series 24 Delegate). The ATS Supervisor (or approved Series 24 Delegate) oversees access to Citi-ONE CTI by shared employees who are managed by persons other than the ATS Supervisor (or approved Series 24 Delegate). Any shared employees seeking access to Citi-ONE CTI must submit a request through Citi's Marketplace ("CMP") and such request for access is considered based on the role of the requestor. Direct managers are responsible for reviewing the request for access to Citi-ONE CTI prior to providing approval. In considering such requests, direct managers consider factors including the employee's current role and whether the employee performs a function related to Citi-ONE. An employee's access request will be denied if the employee's role does not require such access in order to operate Citi-ONE or support Citi-ONE compliance efforts. Subsequent to initial approval of a request for access, semi-annual reviews of such access are managed and captured in EERS.

The ATS Supervisor (or approved Series 24 Delegate) conducts monthly reviews related to shared employees who have real-time access to Citi-ONE. The ATS Supervisor (or approved Series 24 Delegate) also conducts quarterly reviews with respect to persons with access to Citi-ONE information/CTI on a T+1 basis. On a semi-annual basis, the ATS Supervisor (or approved Series 24 Delegate) conducts reviews of those shared employees within a direct manager's reporting line. Specifically, the ATS Supervisor (or approved Series 24 Delegate) conducts a review to confirm that direct managers of Citi-ONE shared employees are performing timely access and entitlements reviews of the shared employees reporting to them, and that these shared employees only have access to ATS-related applications that are appropriate and necessary for their roles with respect to supporting the operation and compliance of the ATS. Access to Citi-ONE data is removed with respect to any employee previously classified as a shared employee of Citi-ONE whose role has changed and, as a result, no longer requires access to Citi-ONE data.

Citi-ONE's plan of supervision and written procedures also require a monthly governance meeting of a group consisting of the ATS Supervisor (and approved Series 24 Delegate), Legal, Compliance, and Operations personnel. During this Citi-ONE governance meeting, amongst a variety of ATS-related topics, the group reviews additions and subtractions to the list of shared employees with access to intraday and historical order and matching information and the appropriateness of shared employees' access to Citi-ONE data.

The Exegy data feeds (the anonymized, aggregated information about Citi-ONE FRS Orders, as described in Part III, Item 15) that are used by CGMI algos and the SOR are considered Citi-ONE CTI. Access to this Citi-ONE CTI contained in the data feeds is confined to the CGMI algos and the SOR in the following ways: First, access to the Exegy data feeds containing Citi-ONE information is via physical cable, which allows CGMI to limit access to the data feeds. Only the [CGMI](#) algos and the SOR have this physical connection to the Exegy data feeds--they are not physically connected to any other CGMI infrastructure. Second, once connected, the [CGMI](#) algo and SOR are still required to provide login credentials to Exegy in order to receive the data. Third, the programmed use of the Citi-ONE data feeds by the [CGMI](#) algos and the SOR (i.e., to make efficient real-time decisions regarding whether and when to route orders to Citi-ONE, and the size and price conditions of orders sent to Citi-ONE) was subject to appropriate development and testing. The [CGMI](#) algos and SOR are not programmed to use the Citi-ONE data feeds for any other purposes, such as when performing risk checks or undergoing transaction cost analysis.

THIRD-PARTY ACCESS AND INFORMATION BARRIERS

Ocean and Nasdaq employees with access to Citi-ONE CTI include Ocean and Nasdaq staff from Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management (collectively, "Ocean employees"). These persons have access to Citi-ONE CTI consisting of individual orders and matches, client identifiers of Participants, and volume of orders pertaining to Citi-ONE.

Ocean's policies and procedures employ a three-pronged approach to permission access to Citi-ONE. First, an employee must complete compliance training specific to the Ocean business unit responsible for Ocean's Citi-ONE activities. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific Ocean system based on the employee's designated role and responsibilities. Third, once approved, the Ocean employee must complete Ocean's annual compliance training. Ocean employees with access to Citi-ONE CTI are subject to Ocean's Information Barriers and Conflict Management Policies and Procedures. Pursuant to these procedures, Ocean employees are prohibited from sharing Citi-ONE CTI with other employees (including at Nasdaq) who are not expressly authorized to receive such information.

All Ocean employees are subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity including holding periods, annual attestations, IPO restrictions, and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions to Nasdaq. Nasdaq's Global Ethics Team monitors personal trading activities against the GTP.

Ocean also conducts electronic communications reviews to identify policy violations including noncompliance with the above-referenced policies and procedures.

CGMI has the right to audit Ocean's operation of Citi-ONE, including Ocean's access to and use of Citi-ONE CTI either through audits conducted by CGMI's own audit team or by third-party auditors. Such audits may be conducted on-site or off-site.

Ocean also is obligated to notify CGMI of any actual or suspected unauthorized access to confidential information, which includes Citi-ONE CTI, in a timely manner.

Exegy employees can gain access to the Citi-ONE CTI only with proper Exegy approvals. Approval is only granted to Exegy employees who require such access to complete Exegy's contractual work for CGMI, such as monitoring, maintaining, and incident troubleshooting with respect to the data provided by Exegy to CGMI. Such access approval is granted by Exegy senior management, and a record of approval is automatically and securely maintained for future audit purposes. Exegy conducts audits each quarter to confirm that only authorized Exegy employees have been granted access and that access is used only as required to complete Citi-ONE-related services. The results of audits are documented and a written attestation is provided to the Citi-ONE ATS Supervisor (or approved Series 24 Delegate). If remedial actions are required, they are taken within 24 hours and the audit results are updated and applicable records are maintained. All violations of the Exegy policy are reported to senior Exegy executive management and the employee(s) are subject to discipline, including potential termination.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

Yes☐ No☒

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Access to Citi-ONE CTI is limited to the specific members of groups of shared employees within CGMI, or a CGMI Affiliate (Citibank N.A., Citi Technology Inc., Citigroup Global Markets Limited, and Citi Canada Technology Services ULC) who support various functions pertaining to operations and compliance of the ATS and who are approved to access Citi-ONE CTI as described in Part II, Item 7(a). CGMI's algos and SOR also have access to certain Citi-ONE CTI as described herein. In addition, access to Citi-ONE CTI is available to a limited group of employees of third-party suppliers that provide services to the Citi-ONE ATS related to the operations and compliance of the ATS, including surveillance, and business and product management. For employees of third-party suppliers, access is limited by their employer rules and procedures, restricting access to those Persons that have a need to know, as referenced in Part II, Item 7.

CITI PERSONNEL

Certain members of the following groups are shared employees with access to Citi-ONE CTI. These personnel are subject to the CGMI policies and standards describe in response to Part II,

Item 7(a), except to the extent Item 7(a) describes a more limited scope for a particular control or safeguard.

Transaction Support and Operations personnel within Citibank N.A., Citi Technology Inc., and CGMI are responsible for performing transaction-related production and operational support, gathering necessary documentation pertaining to Indirect Subscribers, providing implementation services for Indirect Subscribers, monitoring and troubleshooting data feed connections, providing oversight of regulatory reporting and trade confirmation processes, introducing and updating risk limits, as well as performing middle and back office functions. The Citi-ONE CTI that such personnel have access to is intraday and historical (i.e., end of day or T+1) order and matching information.

The ATS Supervisor (including an approved Series 24 Delegate/Manager) is a CGMI employee responsible for providing transaction-related and operational support, reviewing and approving internal and external documentation and providing oversight, governance, and supervision of the Citi-ONE ATS. The Citi-ONE CTI that the ATS Supervisor (including an approved Series 24 Delegate) has access to is intraday and historical order and matching information as needed to carry out those ATS responsibilities.

Product, Electronic Trading and Surveillance Compliance personnel within Citibank N.A. and CGMI are responsible for, among other responsibilities, providing compliance-related guidance and oversight of Citi-ONE's operation, responding to regulatory inquiries and exams, and reviewing daily trade surveillance reports pertaining to Citi-ONE activity. The Citi-ONE CTI that such personnel have access to is intraday and historical order and matching information.

Equity Risk & Controls (ERC) personnel within CGMI oversee supervisory reviews and attestations completed by the ATS Supervisor (or approved Series 24 Delegate). ERC personnel also collaborate with Surveillance personnel on periodic reviews for potential manipulative trading and other conduct issues. ERC also oversees regulatory reporting. The Citi-ONE CTI that such personnel have access to is historical order and matching information.

Technology personnel within Citibank N.A. and Citi Canada Technology Services ULC are responsible for performing independent testing, execution quality analyses, and implementation of mark-out analyses, and are responsible for CGMI's algo and SOR-related connectivity used by Indirect Subscribers. They also apply segmentation logic and are responsible for the integration and maintenance of inputs and outputs across supporting downstream CGMI internal systems.

They perform oversight of CAT reporting and provide business personnel with data. The Citi-ONE CTI that Technology personnel who are responsible for CGMI's algo and SOR-related connectivity used by Indirect Subscribers have access to is the identity of Indirect Subscribers. The Citi-ONE CTI that other Technology personnel have access to is historical order and matching information.

A small subset of Markets Quantitative Analysts (MQA) within CGMI are responsible for the design of the mark-out methodology described in Part III, Item 13. In furtherance of this responsibility, the Citi-ONE CTI that a subset of MQA personnel will have access to is historical order and matching information.

Equities Management within CGMI is responsible for managing the overall equities business and may assist the ATS Supervisor (or approved Series 24 Delegate) with general business matters as part of their role in overseeing CGMI's equities business. Such Equities Management personnel receive aggregated historical Citi-ONE data in order to understand the scope and scale of Citi-ONE as one of CGMI's equity execution service offerings, and in furtherance of their responsibilities to oversee CGMI's equities business. Equities Management is not involved in day-to-day operations of Citi-ONE, however issues requiring escalation, including potential technology-related execution errors, may be directed to these personnel and they may have access on an as needed basis to limited Citi-ONE CTI in the form of intraday and/or historical order and matching information to assist with review and resolution of such escalations.

Client Coverage personnel within CGMI, made up of Cash Sales Trading, Electronic Execution Coverage, and Execution Advisory Services employees, provide client coverage and support services. The Citi-ONE CTI that Cash Sales Trading personnel have access to is the intraday and historical order and matching information of the individual Indirect Subscribers to whom they provide coverage. The Citi-ONE CTI that Electronic Execution Coverage and Execution Advisory Services personnel have access to is intraday and historical order and matching information for the Indirect Subscribers whose orders are entered into CGMI systems. The bases for such access are that each Electronic Execution Coverage representative can provide support services to any Indirect Subscriber and Execution Advisory Services personnel require access in furtherance of their role in optimizing liquidity sourcing for clients, including as described in Part III, Item 9, with respect to FRS Order and Conditional Order interaction.

A small subset of Platform Sales personnel within CGMI provide sales services to Direct Subscribers. In furtherance of their sales responsibilities, the Citi-ONE CTI that such personnel have access to in the normal course of business is the identity of Direct Subscribers and the volume of Direct Subscriber orders executed on Citi-ONE. On an ad hoc basis, these personnel may have access to intraday and/or historical order and matching information on an ad hoc, as needed basis to assist with review and resolution of client queries.

Credit Risk and In-Business Risk personnel within Citibank N.A. and CGMI advise on the financial risk management controls applicable to Subscribers pursuant to Securities and Exchange Commission Rule 15c3-5. The Citi-ONE CTI to which these personnel have access is the identity of Subscribers.

Product Legal, Risk Management including Conduct Risk, Business Management and Internal Audit personnel within Citibank N.A., Citigroup Global Markets Limited, and CGMI provide control functions and oversight of Citi-ONE and have access as needed to Citi-ONE CTI in the form of historical order and matching information. These employees assist CGMI with tasks including but not limited to responding to regulatory inquiries or performing internal audits of the electronic trading platform, which could include Citi-ONE.

CGMI ALGOS AND SOR

CGMI algos and the CGMI SOR are able to create child orders based on parent level orders sent to the CGMI algos or CGMI SOR. The decision to route an order to Citi-ONE (or other trading centers) may be made by CGMI algos or the SOR. If the CGMI algos decide to send an order to Citi-ONE, the CGMI algos send a directed order to the SOR, and the SOR routes the order to Citi-ONE. CGMI's algos may also send non-directed orders to the SOR, which may decide to send orders to Citi-ONE. The CGMI algos do not enter orders directly into Citi-ONE. The CGMI algos and SOR receive Citi-ONE CTI in the form of data feeds containing aggregated buy and sell information regarding Citi-ONE Firm Regular Session Orders (see Part III, Item 7 for the definition of Firm Regular Session Orders) from Exegy. The CGMI algos and SOR use the data feeds solely to make efficient real-time decisions regarding whether and when to route orders to Citi-ONE, and the size and price conditions of orders sent to Citi-ONE. See Part III, Item 15.

OCEAN EMPLOYEES (a Third-Party Technology Supplier)

Access to Citi-ONE CTI is available to limited groups of Ocean employees that support various functions pertaining to hosting, operations, and the compliance of the ATS. Designated Ocean employees have access to intraday and historical Citi-ONE order and matching information in order to perform and manage various day-to-day troubleshooting, incident management and market operations tasks, software development, quality assurance, and maintenance activities. Such access also is required by Ocean in connection with conducting surveillance activities and managing Ocean's access entitlements for Citi-ONE.

Ocean Operations employees are responsible for troubleshooting various day-to-day technical and market-related operations pertaining to Citi-ONE. They also assist with establishing ports and verifying IP addresses and FIX connections for Direct Subscribers. The Citi-ONE CTI that these personnel have access to is Direct Subscriber identity and intraday and historical order and matching information.

Ocean Compliance employees are responsible for building ATS surveillance alerts and patterns chosen by CGMI, providing surveillance of the Citi-ONE ATS through the Nasdaq Market Surveillance application, and troubleshooting and incident management. The Citi-ONE CTI that these personnel have access to is intraday and historical order and matching information. In addition, Ocean Compliance is responsible for managing requests for access and entitlements from within the NASDAQ organization and for overseeing Ocean's Information Barriers and Conflict Management policies and procedures.

One Ocean Technology group is responsible for application development and maintenance of the core matching technology of Citi-ONE. Other technology-focused groups within Ocean are responsible for various downstream Ocean applications that surround and support the Citi-ONE core technology with products, services, and data including regulatory reporting, surveillance, and data storage. A group of Ocean employees is responsible for written documentation, design modules, and functionality pertaining to CGMI's requirements. This group is responsible for the coordination and management of workflows across multiple Ocean groups. Collectively, the Citi-ONE CTI that these Technology groups have access to is intraday and historical order and matching information.

EXEGY PERSONNEL (a Third-Party Technology Supplier)

Certain Exegy employees have access to Citi-ONE CTI necessary to (i) monitor the XTP stability, troubleshooting, and connectivity (Level 1), and (ii) respond to queries, and investigate and resolve incidents (Level 2 and Level 3). These personnel have access to anonymized and aggregated intraday order information for Firm Regular Session Orders (order class defined in Part III, Items 4 and 7) within the NBBO, as described further in Part III, Item 15.

Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

Yes☐ No☒

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

Yes☒ No☐

If yes, list and provide a summary of the conditions.

Prior to accessing Citi-ONE, a Participant must be (i) onboarded as a Direct Subscriber, (ii) a CGMI client in good standing, (iii) a CGMI Business Unit, or (iv) a CGMI Affiliate.

By default, CGMI clients' orders in NMS stocks may be sent to Citi-ONE, making such clients Indirect Subscribers. CGMI clients may request that their orders not be sent to Citi-ONE by contacting their Client Coverage personnel. All new CGMI clients must complete the CGMI client onboarding process during which Know Your Customer and anti-money laundering processes are completed. CGMI also considers various criteria including, for example, credit checks and background checks. Each CGMI client is also assigned a market access rule limit as required under Securities and Exchange Commission Rule 15c3-5. This process is not specific to the ATS.

Prior to accessing Citi-ONE, prospective Direct Subscribers are reviewed and approved by the New Subscriber Group. The New Subscriber Group includes the ATS Supervisor, Business Management, Legal and Compliance. Each prospective Subscriber is presented to the group and any regulatory findings, financial documents and expected activity are reviewed. The New Subscriber Group ensures that Direct Subscribers of the ATS:

- Execute a Citi-ONE ATS Subscriber Access Agreement permitting direct access to the ATS;

- Complete an informational questionnaire about the Direct Subscriber's business, including key contacts and communication methods;

- Submit appropriate financial information; specifically, assets under management for institutional clients and net capital for broker-dealers; and

- Have the technological viability of their direct connection to Citi-ONE certified by Ocean.

Clearing agreements such as Qualified Services Representative (QSR) or Auto Give-Up (AGU) documentation are required for Subscribers that are broker-dealers, and institutional Subscribers are required to have settlement instructions in place.

By default, no Participants are enabled to participate in the Market on Close Session ("MOCS"). Direct Subscribers may request to be enabled at onboarding or after onboarding by contacting the ATS Supervisor. CGMI will determine whether to enable Indirect Subscribers, CGMI Business Units and CGMI Affiliates for the MOCS based on client preferences, execution objectives, execution quality, or operational complexity in-line with Citi's broader routing and venue selection policy and procedure.

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

Yes☐ No☒

If no, identify and describe any differences.

CGMI Business Units, CGMI Affiliates, and Indirect Subscribers that access Citi-ONE through the CGMI algos and/or SOR are not required to complete the Citi-ONE ATS Subscriber Access Agreement or the approval process for Direct Subscribers, as set forth in Part III, Item 2(b) above. CGMI Business Units and CGMI Affiliates are not required to complete CGMI's client onboarding process.

As described in Part III, Item 2(b), the way in which Direct Subscribers are enabled for the MOCS is different than the way in which Indirect Subscribers, CGMI Business Units, and CGMI Affiliates are enabled.

d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

Yes☒ No☐

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

<mark>Yes</mark>☒ No☐

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Citi-ONE permits orders to be entered directly by Direct Subscribers by way of Financial Information eXchange "FIX" protocol Version 4.2. Citi-ONE does not offer a native or binary protocol for order entry.

Indirect Subscribers', CGMI Business Units', and CGMI Affiliates' orders, including any directed orders to Citi-ONE, are entered into Citi-ONE through CGMI's algos and/or SOR as described in Part II, Items 1 and 5, and the SOR uses the same FIX protocol to connect to Citi-ONE as is used by Direct Subscribers.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

<mark>Yes</mark>☒ No☐

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

<mark>Yes</mark>☒ No☐

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

As noted above in Part II, Item 1, Indirect Subscribers, CGMI Business Units, and CGMI Affiliates are able to send orders to Citi-ONE only using CGMI's algos and/or SOR. Specifically, orders may be sent to the [CGMI](#) algos and/or SOR, which may select Citi-ONE as one of several possible routing destinations. Alternatively, an Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate may direct an order to Citi-ONE using CGMI's algos and/or SOR. Regardless of which Participant and/or technology selects Citi-ONE as the destination for an order, the SOR sends orders to Citi-ONE. The SOR uses the same FIX protocol to access Citi-ONE as described in Part III, Item 5. Indirect Subscribers also may send orders to a CGMI Business Unit that may submit client orders into the Citi-ONE ATS through CGMI's algos and/or SOR. Because Indirect

Subscriber, CGMI Business Unit, and CGMI Affiliate orders must pass through the additional technology layer of the CGMI algos and/or SOR, their orders as a general matter will not reach Citi-ONE as quickly as orders sent to Citi-ONE at the same time from Direct Subscribers.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Item 6: Connectivity and Co-location

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

Yes☒ No☐

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

The Citi-ONE infrastructure resides in an Ocean cage within the Equinix NY4 datacenter. Direct Subscribers with infrastructure within the Equinix NY4 data center have the ability to connect to Citi-ONE via third-party 1 or 10 gigabit/second fiber cross-connections (i.e., a physical wire connecting a Direct Subscriber to the Citi-ONE ATS). The selection of a 1 versus a 10 gigabit/second fiber cross-connection is entirely at the discretion of the Direct Subscriber. Direct Subscribers may use these cross-connections or other third-party connectivity to access the Citi-ONE gateway. Citi-ONE does not offer any data center space or services, any special access to the ATS, or any co-location and related services. CGMI does not charge fees for cross-connects; any connectivity-related fees charged by CGMI are described in Part III, Item 19.

These services are not relevant to Indirect Subscribers, CGMI Business Units, or CGMI Affiliates, who only access Citi-ONE via the CGMI algos and/or SOR.

b. If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

c. Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS?

Yes☐ No☒

e. Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g., speed bumps)?

Yes☐ No☒

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

i. Citi-ONE has three (3) main classes of orders (each an "Order Class"): Firm Regular Session ("FRS") Orders; Conditional Orders ("COs"), which include associated Firm-up Orders; and Market on Close ("MOC") Orders.

FRS Orders are auto-executable orders. FRS Orders are prioritized for matching by Order Class | Price | Broker | Inclusion Level | Time. See Part III, Item 11. Prioritization by Order Class means that FRS Orders will seek to interact with other FRS Orders before COs, to the extent they are configured to interact with COs, as described further in the next paragraph. FRS Orders do not interact with MOC Orders.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | Time. Prioritization by Order Class means that COs will seek to interact with other COs before interacting with FRS Orders that have been configured on an order level to interact with COs ("Eligible FRS Orders"). COs will not interact with FRS Orders that have not been configured to interact with COs. Additional detail about handling of COs is included in Part III, Item 9 and Item 11. COs do not interact with MOC Orders.

Upon a Firm-up Request being triggered as a result of a potential match between an Eligible FRS Order and a CO, each order will be "reserved" for no longer than the period of time (500ms) that the Participant representing the CO has to respond to a Firm-up Request (the "Firm-up Period"). If the CO responds with a Firm-up Order within the Firm-up Period, the orders will be matched for the lesser quantity of the Eligible FRS Order quantity or the Firm-up Order. However, if at the time the Firm-up Order arrives, there is one or more higher-ranked FRS Order(s) on the same side of the market as the Eligible FRS Order that initiated the

Firm-up Request with the initial CO, the Firm-up Order will first interact with the higher-ranked FRS Order(s) and any remaining quantity may interact with the initial Eligible FRS Order. Such higher-ranked FRS Order(s) may not have interacted with the CO initially because (i) it was not an Eligible FRS Order or (ii) it arrived or was reprioritized after the Firm-up Period started. As further described in Part III, Item 9, the unmatched quantity of a Firm-up Order will be cancelled and the unmatched quantity of an Eligible FRS Order will remain on the order book.

MOC Orders from Participants who have opted in to or been enabled for the MOCS are orders designated to participate in the MOCS on Citi-ONE. MOC Orders are prioritized by Broker | Size. MOC Orders do not interact with FRS Orders or COs. MOC Orders will only match with other MOC Orders at 3:45 PM ET and any unmatched MOC Orders will be cancelled back to Participants. MOC Orders matched on Citi-ONE subsequently will be priced as determined by the primary listing exchange for the NMS Stock. Additional detail about handling of MOC Orders is included in Part III, Item 11 and Item 17.

The symbol, participant, side, ~~and~~ order class, and peg condition attributes of an existing order in Citi-ONE cannot be updated. Updates to any of the following order attributes will generate a new timestamp (timestamp precision is discussed in Part III, Item 11), and therefore, could cause an order to lose matching priority - price~~,~~ (including the limit price assigned to an order with a peg condition), minimum executable quantity, time in force ("TIF"), ~~peg condition, or~~ an increase in quantity, or change in post-only instruction (either adding or removing the instruction).

ii. The price conditions that may be applied to FRS Orders and COs are: (i) limit or (ii) peg condition (primary, midpoint, or market peg) with a limit. An order with a peg condition must have a limit applied. MOC Orders may only be submitted ~~with the order type of~~as market orders with a TIF of "at the close" and will be priced as determined by the primary listing exchange for the NMS Stock.

When an FRS Order or CO (including any associated Firm-up Order) is entered into Citi-ONE, the ATS will use the side and price conditions of the inbound FRS Order, CO, or Firm-up Order to derive an "Assigned Limit Price." The Assigned Limit Price is defined as the highest price for a buy order (lowest for a sell order) at which an order may be matched at or within the National Best Bid and Offer ("NBBO") after applying the price conditions selected by the Participant. An Assigned Limit Price is applied in this manner including when an order is entered into the ATS with (i) a limit price above the NBO for a buy order or below the NBB for a sell order (i.e., an aggressive limit), or (ii) a peg condition including an aggressive limit. Market conditions that can affect the Assigned Limit Price of an order are Price Collars, NBBO, and / or LULD bands. Citi-ONE adjusts the Assigned Limit Price as necessary over the life of an order. These Citi-ONE adjustments to the Assigned Limit Price of an order will not change time priority. For NMS Stocks priced under $1.00, if the Assigned Limit Price of an order would be the midpoint of the NBBO and the midpoint price extends to five decimal places, Citi-ONE will round the Assigned Limit Price to four decimal places as follows: the price of a buy order will be rounded down, and the price of a sell order will be rounded up.

Citi-ONE supports five contra-party Inclusion Levels for FRS Orders that add liquidity. Upon order entry, a Participant can denote the Inclusion Level as one of Levels 1 - 5 through a FIX tag. This Inclusion Level affects which liquidity-taking orders liquidity-providing FRS Order may interact with, based on the Taker Levels of the liquidity-taking orders. See Part III, Item 13.

A Firm-up Order generated by a CO must be submitted with a limit or peg and limit condition that is the same or better than the limit or peg and limit condition of the underlying CO. If a Participant submits a Firm-up Order with a limit or peg and limit condition that is worse than the limit or peg and limit condition of the underlying CO, the Firm-up Order will be rejected.

As described more fully in Part III, Item 15, aggregated information about Participant FRS Orders is provided to CGMI's algos and SOR for use solely in connection with making decisions about whether and when to route orders to Citi-ONE and the price conditions and quantity of orders routed to Citi-ONE.

iii. FRS Orders with a time-in-force designation of DAY (see below) may be submitted with a "post only" instruction. FRS Orders designated as "post only" are eligible to interact with subsequent contra-side FRS Orders (including Firm-up Orders), or (if configured to be an Eligible FRS Order) COs. As Citi-ONE processes two orders for a potential match, the liquidity-providing order is the order that was received by Citi-ONE first-in-time and the liquidity-taking order is the order that was received by Citi-ONE second-in-time. In the event an FRS Order marked "post only" is marketable against another FRS Order that is "post only," the two opposing "post-only" orders will not match with each other. Both FRS Orders will be accepted, reside in Citi-ONE and will only match against a subsequently entered contra-side order that is not marked "post only."

The "post only" designation does not apply to COs or MOC Orders. If COs or MOC Orders are marked "post only," they will be rejected.

iv. Regarding order types that adjust their price as changes to the order book occur, Citi-ONE supports three types of peg conditions with respect to FRS Orders and COs (i.e., primary peg, midpoint peg, and market peg), all of which are also required to have limit prices. MOC Orders may only be submitted as market orders ~~with no peg condition~~.

FRS Orders and COs that include a primary peg condition will be priced to the near side of the NBBO (i.e., NBB for buy orders, NBO for sell orders) and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a primary peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

FRS Orders and COs that include a midpoint peg condition will be priced to the midpoint of the NBBO and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a midpoint peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

FRS Orders and COs that include a market peg condition will be priced to the far side of the NBBO (i.e., NBO for buy orders, NBB for sell orders) and are subject to price changes upon a change to the NBBO. FRS Orders and COs that include a market peg condition will represent a bid price up to, or offer price down to, a Participant's limit price or an Assigned Limit Price if the Participant's original limit is aggressively priced through the NBBO.

The price at which two FRS Orders and/or COs match will depend on the attributes of both the buy order and the sell order involved in the match (i.e., a sell order with a market peg condition may match on the bid, at the midpoint, or at the offer). FRS Orders and COs that include peg conditions in addition to the Participant's limit price will match at the price closest to the midpoint of the NBBO that is compatible with both orders (e.g., taking into consideration whether one or both orders includes a limit governing the matching price). If the Assigned Limit Price of one or both of the matching orders resides at the midpoint, or if both straddle the midpoint, the matching price will be at the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

Citi-ONE adjustments to the Assigned Limit Price of an FRS Order or CO will not change time priority. This includes FRS Orders or COs with peg conditions that are updated in accordance with an NBBO update. If a Participant amends the ~~peg condition~~limit price of an FRS Order or

CO, Citi-ONE will update the Assigned Limit Price as appropriate. This type of update by a Participant would affect the time stamp (and therefore potentially the priority) of the FRS Order or CO. In addition, although a change in the NBBO would not affect the relative priority of FRS Orders or COs that include a peg condition, an NBBO change could affect whether FRS Orders or COs that include peg conditions may become eligible for matching and the price at which those orders are matched.

v. Citi-ONE does not route orders to other Trading Centers. See Part III, Item 16.

vi. TIF INSTRUCTIONS AVAILABLE FOR FRS ORDERS

Citi-ONE supports DAY and Immediate-or-Cancel ("IOC") time-in-force designations for FRS Orders.

An FRS Order with a TIF of DAY will remain in Citi-ONE until it is cancelled, fully executed, or at market close. FRS Orders with a TIF of DAY may be modified, replaced, or cancelled by a Participant; modifications may affect priority (see above).

An FRS Order with a TIF of IOC will only attempt to match immediately with resting contra-side FRS Orders. If the IOC order cannot be partially or completely matched immediately, Citi-ONE will cancel the balance of the unmatched quantity of the IOC order. IOC orders may not be modified, replaced, or cancelled by a Participant.

TIF INSTRUCTION AVAILABLE FOR COs

Citi-ONE supports only the DAY TIF designation on COs, including Firm-up Orders. Firm-up Orders must be submitted during the Firm-up Period, which is 500 milliseconds, beginning when the Firm-up Request is sent by Citi-ONE.

TIF INSTRUCTION AVAILABLE FOR MOC ORDERS

Citi-ONE supports only the On Close TIF instruction on MOC Orders.

vii. Any combinations of FRS Order conditions or attributes described above, with the exception of "post only" together with the "IOC" attribute, are valid (including peg conditions with a TIF of IOC). Participants can change a TIF designation on an FRS Order from DAY to IOC (which would create a new time stamp on the order). However, Participants may not change a TIF from IOC to DAY. In the event that a Participant changes a TIF designation on a FRS Order from DAY to IOC, Citi-ONE will (a) re-evaluate and update the Assigned Limit Price of the order as may be necessary, (b) scan the book for available contra-side interest, treating the order as a liquidity-taking order, and (c) match or cancel the order. An FRS Order will be rejected or cancelled for various reasons including incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side). All orders, including FRS Orders, will be cancelled on disconnect ("COD").

COs, including Firm-up Orders, will be rejected or cancelled for various reasons, including but not limited to incomplete order instructions or if the order message contains an invalid instruction or parameter (e.g., missing side). All orders, including COs and their Firm-up Orders, will be COD.

An MOC Order will be rejected or cancelled if: it is submitted after the MOC Cut-off Time (3:44:59 PM ET); it contains incomplete order instructions; it contains an invalid instruction or parameter (e.g., missing side); it is marked short or short exempt; it is for a symbol that is halted or paused; it includes a TIF other than DAY; or it contains a conditional tag. All orders, including MOC Orders, will be COD. If the disconnect occurs at or after the designated match time for MOC Orders (3:45 PM ET), COD will not apply, even if the Participant has not yet received notice of the execution.

The Citi-ONE FIX specification, which applies to all Participants' orders and is provided at onboarding, details all cancel and reject reasons for orders.

In addition, Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed.

viii. The order types and attributes noted above are all available on FIX version 4.2 which is the only protocol supported by Citi-ONE.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Item 8: Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

Yes☒ No☐

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

The Citi-ONE minimum order size is one (1) share. The current system maximum order size is 999,999 shares. Orders that exceed the maximum order size will be rejected. In accordance with SEC Rule 15c3-5 and CGMI's Market Access Rule policies and procedures, each Participant is individually evaluated and subjected to a single order quantity limitation and notional value limitations on an order basis and for the trading day. These individualized limits may affect the maximum order size that may be entered into Citi-ONE by, or on behalf of, a given Participant.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-lot orders?

Yes☒ No☐

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd lot treated the same as round lot).

Citi-ONE accepts and matches odd-lot orders. Citi-ONE treats odd lot orders the same as round lot orders that otherwise have the same characteristics and terms.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

e. Does the NMS Stock ATS accept or execute mixed-lot orders?

Yes☒ No☐

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

Citi-ONE accepts and matches mixed lot orders. Citi-ONE treats mixed lot orders the same as round lot orders that otherwise have the same characteristics and terms.

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?

Yes☒ No☐

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

Citi-ONE accepts Conditional Orders and their associated Firm-up Orders, described below, during the Regular Trading Session. A CO is a message indicating trading interest; it is not an auto-executable order. COs must include each of the following parameters or it will not be accepted: side, symbol, quantity, TIF of DAY, price (limit price), and conditional order tag. COs may also include a peg condition (primary, midpoint, or market peg). COs submitted as "post only" or with a TIF of IOC will be rejected. COs are eligible to match with other COs and with Eligible FRS Orders. If an Inclusion Level is included on a CO, the Inclusion Level will be ignored (see Part III, Item 13).

Participants can choose to allow interaction between FRS Orders ("Eligible FRS Orders") and COs (by default, COs will only interact with other COs) on an order-by-order basis.

Eligible FRS Orders must include a TIF of DAY to interact with COs. Citi-ONE will attempt to match a CO with another CO before attempting to match a CO with an Eligible FRS Order. For greater detail regarding the matching priority with respect to Conditional and Eligible FRS Orders, see Part III, Items 7 and 11.

Participants may set a minimum executable quantity threshold for COs. For a description of minimum executable quantity, see Part III, Items 11 and 14. Minimum and maximum order sizes are discussed in Part III, Item 8.

FIRM-UP REQUESTS

In the event of a potential match of a CO with a contra-side CO or Eligible FRS Order, a FIX message is sent to the Participant or CGMI algo that sent the original CO(s) requesting the originator of the CO(s) to send a Firm-up Order ("Firm-up Request"). To the extent ~~an~~a CGMI algo sent the relevant CO to Citi-ONE, the Firm-up Request will pass through the SOR before arriving at the CGMI algo (i.e., there is no direct messaging from Citi-ONE to the CGMI algo). A Firm-up Request informs the recipient only that the opportunity to match exists and contains

all of the same trade parameters as the CO to which the Firm-up Request is sent. A Firm-up Request does not provide information on price or size of the contra-side order or whether the contra-side order is a CO or an Eligible FRS Order.

For Participants accessing Citi-ONE indirectly, the CGMI algos originate and manage the placement of COs across various trading centers, including Citi-ONE, and participate in the Citi-ONE firm-up process if matching opportunities are presented. When a Firm-up Request has been sent for a CO that was directed to Citi-ONE by the CGMI algos, the CGMI algos may elect to send a Firm-up Order (through the SOR).

FIRM-UP PERIODS

A Firm-up Order is tentatively designated for matching with the contra-side order that generated the Firm-up Request.

Each Firm-up Request is valid for up to 500 milliseconds (500ms) (the "Firm-up Period"), which begins when the Firm-up Request is sent by Citi-ONE. At any time in its reasonable discretion, CGMI may modify the Firm-up Period and provide notification of such change to Participants via an amendment to the Citi-ONE Form ATS-N. CGMI will also, on a best-efforts basis, notify Participants via email. The recipient of a Firm-up Request may respond with a Firm-up Order during the Firm-up Period. If the recipient of that Firm-up Request does not reply with a Firm-up Order before expiration of the Firm-up Period, the corresponding CO is cancelled.

FIRM-UP ORDERS

Citi-ONE accepts Firm-up Orders submitted in response to Firm-up Requests. Firm-up Orders submitted to Citi-ONE must include each of the following parameters: side, symbol, quantity, order TIF of DAY, price (limit price), and conditional order tag. Firm-up Orders may also include a peg condition (primary, midpoint, or market peg). The trade parameters of the Firm-up Order submitted in response to a Firm-up Request cannot deviate from the trade parameters of the underlying CO of the Participant sending the Firm-up Order, except with respect to the quantity and price parameter. The price of a Firm-up Order may be changed in way that is more favorable to the potential match than the price of the underlying CO. Subject to these exceptions for quantity and price, Firm-up Orders that do not match the trade parameters of the underlying CO will be rejected. All Firm-up Orders will be treated as IOC, and any shares not matched will be cancelled.

When a CO is a potential match with another CO, a Firm-up Request will be sent to the Participants that originated both COs. Upon Firm-up Requests being triggered between two COs, each order will be "reserved" for a period that will not exceed the Firm-up Period. If both Participants respond with Firm-up Orders within the Firm-up Period, a match may take place for the lesser quantity of the two Firm-up Orders. When Firm-up Orders match, any unmatched quantity of a Firm-up Order will be cancelled.

When an Eligible FRS Order is a potential match with a CO, a Firm-up Request will be sent to the Participant representing the CO. Upon a Firm-up Request being sent to the Participant representing the CO, each order will be "reserved" for a period that will not exceed the Firm-up Period. If the CO responds with a Firm-up Order within the Firm-up Period, the orders will be matched for the lesser quantity of the Eligible FRS Order quantity or the Firm-up Order. However, if at the time the Firm-up Order arrives, there is one or more higher-ranked FRS Order on the same side of the market as the Eligible FRS Order that initiated the Firm-up Request, the Firm-up Order will first interact with the higher-ranked FRS Order(s) and any remaining quantity may interact with the initial Eligible FRS Order. The higher-ranked FRS Order(s) may not have interacted with the CO initially because (i) it was not an Eligible FRS Order or (ii) it arrived or was reprioritized after the Firm-up Period started. If the initially received Eligible FRS Order is not matched or not matched in full, any residual shares will become unreserved, re-eligible for matching, and retain time priority.

EXAMPLES OF REASONS CONDITIONAL ORDER(S) MAY NOT MATCH

The following are non-exhaustive examples of reasons why a potential match involving a CO on one or both sides of the market may not match: (i) the order(s) could not match as the minimum executable quantity was not satisfied for one of the orders, (ii) the orders could not match as one or both of the COs became non-marketable due to a movement in the NBBO during the Firm-up Period, (iii) the Firm-up Period timed out on one or both of the opposite side CO(s), (iv) the NBBO is currently locked (the national best bid price and ask price are the same), (v) the NBBO is currently crossed (bid price is greater than ask price), (vi) the opposing FRS Order may get cancelled (in case of interaction with an Eligible FRS Order) or the opposing CO may not firm up (send a Firm-up Order) during the Firm-up Period, and (vii) the Firm-up Order might be rejected due to Rule 15c3-5 controls.

OTHER ORDER INFORMATION

COs (and MOC Orders) are not included in the Exegy data feeds sent to the CGMI algos and SOR, as described further in Part III, Item 15.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (<u>e.g.,</u> crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Citi-ONE is an NMS Stock ATS, operated by CGMI within its Equities business, and for which Ocean hosts, operates, and supports the technology platform subject to

CGMI's direction and oversight.

Citi-ONE operates two trading sessions - the RTS for FRS Orders and COs, and, for Participants who have opted in (see Part III, Item 17), the MOCS for MOC Orders.

Citi-ONE offers Participants matching services in eligible NMS Stocks. Eligible NMS Stocks are NMS Stocks that are (i) eligible for continuous net settlement at the National Securities Clearing Corporation ~~and~~, (ii) not restricted from trading by CGMI<u>, and (iii) not American Depositary Receipts that require withholding for Financial Transaction Tax purposes</u>. Orders may be entered directly or indirectly utilizing the FIX 4.2 protocol. The structure of both trading sessions is a limit order matching book, operating according to the matching priorities described in Part III, Item 11.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

ORDER INTERACTION RULES FOR PRIORITY - MATCHING

Firm Regular Session Orders and Conditional Orders can be matched in Citi-ONE's RTS.

FRS Orders are auto-executable orders. FRS Orders are prioritized by Order Class | Price | Broker | Inclusion Level | Time. Prioritization by Order Class means that FRS Orders will seek to interact with FRS Orders before interacting with COs.

COs are messages indicating trading interest and are not subject to auto-execution. COs are prioritized by Order Class | Price | Broker | Time. Prioritization by Order Class means that COs will seek to interact with COs before interacting with Eligible FRS Orders. COs may have associated Firm-up Orders. See Part III, Item 9.

MOC Orders match in Citi-ONE's MOCS. MOC Orders are prioritized by Broker | Size.

PRIORITIZATION | METHODOLOGY

(a) Order Class - refers to one of the three (3) classes of orders: FRS Orders, COs, and MOC Orders.

(b) Price - FRS Orders and COs (including their associated Firm-up Orders) on the same side of the market, in the same NMS Stock, are prioritized according to the Assigned Limit Prices. Assigned Limit Prices are explained in Part III, Item 7.

(c) Broker - Allows for two contra-side orders that originated from a U.S.-registered broker-dealer (or, at the election of the broker-dealer, from the broker-dealer and its affiliates) to have priority over orders from other Participants that might also match with the orders of such broker-dealer.

(d) Inclusion Level - Only applies to FRS Orders. Citi-ONE permits Participants whose FRS Orders provide liquidity to select an Inclusion Level. Inclusion Level (i) defines the set of orders with which an FRS Order may interact and (ii) is used to prioritize FRS Orders. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing interaction with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting interaction only with Taker Level 1. See Part III, Item 13. With respect to prioritization, if previous priority parameters are equal, FRS Orders with a higher Inclusion Level will receive priority. For example, FRS Orders with Inclusion Level 5 will receive matches before FRS Orders with Inclusion Levels 1 through 4.

(e) Time - Applies to FRS Orders and COs. If all previous matching priority parameters are equal, the FRS Order or CO, as applicable, that is first to arrive will match with a resting order. The time of receipt by Citi-ONE of an FRS Order is reflected by a timestamp on such FRS Order ("Receipt Time"). Any change to the FRS Order or CO will reset the Receipt Time for such FRS Order or CO, except where such change to the FRS Order or CO is (i) decrease in quantity, (ii) a short sale change (e.g., changing a short sell FRS Order to a long sell FRS Order or changing a long sell FRS Order to a short sell FRS Order), or (iii) a change to the Assigned Limit Price due to a change in the NBBO. Unrelated to the priority analysis but as a matter of terminology, when two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order.

(f) Size - Only applies to MOC Order matching. MOC Orders on the same side of the market will be prioritized by size.

OTHER PARAMETERS, CONDITIONS, AND ATTRIBUTES FOR CONSIDERATION

The standard prioritization of Orders may be affected if certain parameters are included on Orders:

Minimum Executable Quantity - Participants can specify the minimum executable quantity for execution against any single contra-side order. See Part III, Item 14.

Self-Match Prevention - Participants can utilize this parameter to prevent their own buy and sell orders from matching with one another. Self-match prevention is enabled by default and Participants can opt out. See Part III, Item 14.

Do Not Cross Principal - Subscribers can opt out of interacting with the principal orders of CGMI and the principal orders of any CGMI Affiliate. See Part II, Item 3 and Part III, Item 14.

Post Only - Applies to FRS Orders only. The "post only" attribute allows Participants to submit FRS Orders that can only be liquidity-providing orders (first-in-time Order). See Part III, Item 7.

Inclusion Levels - See above as well as Part III, Item 13.

PRICE IMPROVEMENT

Either the liquidity provider, the liquidity taker, or both, can receive price improvement. Price improvement is not necessarily split equally between a liquidity provider and a liquidity taker. The execution price for a match will be that price closest to the midpoint of the NBBO that is compatible with both orders (e.g., determined by reference to any limit price that needs to be taken into consideration). If the Assigned Limit Price of one or both matching orders resides at the midpoint of the NBBO, or if both straddle the midpoint, the execution price will be the midpoint. When the buy and sell order Assigned Limit Prices straddle a five-decimal midpoint price, the matching price will be rounded based on the side of the earlier (resting) order to the nearest four-digit price.

PRICE PROTECTION MECHANISMS

Participant orders in Citi-ONE are given an Assigned Limit Price (Part III, Item 7). All matches will be at, or within, the NBBO. Citi-ONE ATS will accept orders outside of the LULD bands, however, Citi-ONE will automatically pause matching during LULD Limit States and Straddle States.

Citi-ONE will not match orders when the price of an NMS Stock is outside of a valid NBBO spread width. See also LOCKED OR CROSSED MARKETS, below.

SHORT SALES AND REGULATION SHO

Citi-ONE permits short sale orders to be entered for the RTS by U.S.-registered broker-dealer Participants in compliance with Regulation SHO. Each short sale order entered on behalf of a broker-dealer Participants must specify that a locate has been obtained in accordance with Regulation SHO Rule 203(b)(1). For non-broker-dealer Participants, the ATS will reject any short sale order that does not identify the broker-dealer that provided the locate. For short sale orders subject to Rule 201 under Regulation SHO that are not permissibly priced for matching (i.e., not priced above the Constructed NBB or SIP NBB, as applicable), the Assigned Limit Price will be the lowest permissible price in compliance with Rule 201, including any permissible sub-penny increments. Such orders are executed at the Assigned Limit Price if there is an available contra-side order or, if not, they are held for matching at the new Assigned Limit Price or better. As quoted prices change, the Assigned Limit Price is updated to the lowest permissible price for matching under Rule 201 down to an order's original limit price. An order that is re-priced in this manner under Rule 201 does not have its original priority changed. Instead, the priority of such an order is established based on its original Assigned Limit Price.

Citi-ONE will reject MOC Orders sent as short sale orders.

LOCKED OR CROSSED MARKETS

Citi-ONE accepts new orders, modifications, and cancellations when the market for an NMS Stock is locked or crossed. During the RTS, Citi-ONE will prevent matching in NMS Stocks with an NBBO that is locked or crossed.

POTENTIAL ERRORS RELATED TO THE OPERATION OF CITI-ONE

Citi-ONE reviews potential errors in accordance with CGMI's Global Procedures for Recording and Remediation of Equity Trade Errors and self-regulatory organization rules. Any potential errors related to the operation of Citi-ONE (e.g., technology-related errors) will be escalated to the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management. The ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management will review and determine a course of action based on the facts and circumstances pertaining to the matter. If the ATS Supervisor (or approved Series 24 Delegate) and/or Equities Management deem that an error has occurred and resulted in an execution, the execution will be transferred to the Citi-ONE error account and liquidated promptly.

TIME-STAMPING OF ORDERS AND EXECUTIONS

Timestamps are applied in the appropriate format to all orders (including amendments and cancellations), executions, and other relevant messages upon receipt, creation, or cancellation. All timestamps have nanosecond precision unless specified otherwise, except where a regulatory requirement or external standard communications protocol (e.g., FIX) mandates a different precision. In those cases, the nanosecond timestamp will be truncated in accordance with the regulatory or external standard. Citi-ONE Participants can choose to have their order entry port and drop copy port messages configured to nanosecond precision.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

Yes☒ No☐

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

INCLUSION LEVELS

FRS Orders submitted by Citi-ONE Participants that remove liquidity are ranked by CGMI at five different levels (Taker 1 through Taker 5) (each, a "Taker Level"), based on a Mark-out Analysis performed by CGMI as described below.

When two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order. Citi-ONE permits Participants submitting FRS Orders to apply an Inclusion Level, and it will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing a liquidity-providing order to interact with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting a liquidity-providing order to interact only with Taker Level 1 orders (see discussion below regarding IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION). If no Inclusion Level is applied, an order will be treated as if it had applied Inclusion Level 5.

CATEGORY ID ASSIGNMENT

A Participant sending liquidity-taking FRS Orders can distinguish various aspects of its order flow to CGMI by using one or more Category IDs, which will be used in the Mark-out Analysis.

A Category ID is an indicator a Direct Subscriber can attach or an Indirect Subscriber can request CGMI to attach to an order. A Participant can utilize multiple Category IDs to distinguish, for example, order flow from different business lines, particular underlying clients, child orders associated with particular trading strategies, or order flow of affiliated entities. For example, a broker-dealer Participant could have four Category IDs associated with that

Participant's FRS Orders - one for order flow from its Cash High Touch Desk, one for its Agency Program Desk order flow, one for its Central Risk Desk order flow, and one for the remainder of its FRS Order flow. Similarly, and by way of further example, asset managers and hedge fund Subscribers could assign a Category ID for each fund separately managed.

CGMI Business Units similarly may elect to segment their principal order flow through the same process as other Participants, by attaching Category IDs to FRS Orders routed to Citi-ONE. CGMI Affiliates may elect to segment their principal order flow as well.

CGMI may use Category IDs to distinguish order flow for Participants that access Citi-ONE via the [CGMI](#) algos and/or SOR. If no Category ID is selected by an Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate, CGMI's algos and/or SOR may be instructed by Execution Advisory Services or MQA to apply Category IDs to the flow (unless the Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate requests that their flow not be segmented into Category IDs). The applicable Category ID(s) might be based in whole or in part on execution optimization preferences (e.g., minimizing slippage) requested by the Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate or may be set by Execution Advisory Services or MQA based on criteria such as historical fill rates, spread capture, and mark-outs of varying time intervals.

For all Participants, a Category ID may be selected on an order-by-order basis by populating a designated FIX tag. Direct Subscribers also may apply Category IDs at the subscriber level. If a Direct Subscriber has a default Category ID and populates the designated FIX tag on a particular order, the order-specific Category ID will apply.

When an FRS Order is a liquidity-providing order upon arrival at Citi-ONE, any Category ID tag associated with the order is ignored, as the order is liquidity providing rather than liquidity taking.

MARK-OUT ANALYSIS

CGMI maps all Participant liquidity-taking FRS Order flow into five Taker Levels based on its Mark-out Analysis, which, on a standardized, post-trade basis, evaluates the movement of an NMS Stock's midpoint over a short, configurable time horizon surrounding an execution in that NMS Stock.

Citi-ONE uniformly applies the Mark-out Analysis to all liquidity-taking FRS Order flow at the Participant level or, if the Participant or CGMI has segmented order flow using Category IDs, at the Category ID level. The Participant's FRS Orders or the Category ID's FRS Orders will be subject to a Mark-out Analysis once there have been a minimum number of liquidity-taking FRS Order executions and a minimum number of total executed shares, as determined by CGMI, over a 30-day rolling period for that Participant or Category ID that starts on the first day a Participant's or Category ID's FRS Orders are sent to Citi-ONE. Every Participant and Category ID will be subject to the same minimum number of liquidity-taking FRS order executions and minimum number of total executed shares over a 30-day time frame; these thresholds will not vary by Participant or Category ID. Until this threshold has been reached, a Participant's or the Category ID's liquidity-taking FRS Orders will be defaulted to Taker Level 3.

CGMI will use the results of the Mark-out Analysis to determine how favorable, on an aggregate basis, the executions associated with a particular Participant or Category ID were for the liquidity provider, on a scale of 1 through 5, with 1 being most favorable, and 5 being most unfavorable. The Participant or Category ID order flow as a whole is assigned a corresponding Taker Level 1 through 5.

CGMI conducts a new Mark-out Analysis for all Participants and Category IDs approximately monthly. CGMI may change without notice a Participant's or Category ID's assigned Taker Level based on the results of a new Mark-out Analysis. After CGMI performs a Mark-out Analysis, any new or changed Taker Level(s) will become effective within seven (7) business days.

CGMI may, in its sole discretion and without notice to Participants, change the methodology used to assign Participants or Category IDs to a particular Taker Level.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Participant on a best-efforts basis either verbally or in writing of the Participant's and/or its Category ID's designated Taker Level. A Participant cannot contest its designated Taker Level. See Part III, Item 13(d).

IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION

As noted, Participants may designate an Inclusion Level for their FRS Order(s) and Citi-ONE will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. The selected Inclusion Level determines the Taker Level(s) with which a Participant's liquidity-providing order(s) may interact.

For all Participants, an Inclusion Level may be selected on an order-by-order basis by populating a designated FIX tag. In the event that no Inclusion Level is specified for an FRS Order, the FRS Order will be treated as an Inclusion Level 5 FRS Order (i.e., eligible to interact with all Taker Levels).

The impact of selecting Inclusion Level 1, 2, 3, 4, or 5, is as follows. When a Participant sending a liquidity-providing FRS Order selects Inclusion Level 1, the Participant's order will only interact with Taker Level 1 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 2, the Participant's order will only interact with Taker Level 1 or 2 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 3, the Participant's order will only interact with Taker Level 1, 2, or 3 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 4, the Participant's order will only interact with Taker Level 1, 2, 3, or 4 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 5 or does not select an Inclusion Level, the Participant's order will interact with Taker Level 1, 2, 3, 4, or 5 orders.

NON-FRS ORDER TYPES

Inclusion Levels are not applicable to Conditional Orders (including any related Firm-up Orders) or Market on Close Orders. If one of these orders is accompanied by an Inclusion Level, that instruction will be ignored. Conditional Orders (including any related Firm-up Orders) and Market on Close Orders are also not treated as liquidity-taking orders for purposes of assigning Taker Levels. These order types are not scored by the Mark-out Analysis and do not impact the Taker Level assigned to a Participant or Category ID. If one of these orders is accompanied by a Category ID, that instruction will be ignored. For more information on Conditional Orders, including Firm-up Order interactions with FRS Orders, see Part III, Items 7, 9, and 11, and for more information on Market on Close Orders, see Part III, Items 11 and 17.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

As explained in Part III, Item 13(a), if no Category ID is selected by an Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate, CGMI's algos and/or SOR may be instructed by Execution Advisory Services or MQA to apply Category IDs to the flow (unless the Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate requests that their flow not be segmented into Category IDs). This process may result in the flow of some Indirect Subscribers, CGMI Business Units, or CGMI Affiliates being segmented into Category IDs and others not segmented. This process does not apply to Direct Subscriber flow.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?

Yes☐ No☒

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

Yes☒ No☐

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Participant on a best-efforts basis either verbally or in writing of the Participant's and/or its Category ID's designated Taker Level. A Participant cannot contest its designated Taker Level.

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

Because Citi-ONE provides a Participant with their designated Taker Level(s) upon request and on a best-efforts basis and there is no formal process for informing Participants of their assigned Taker Level(s), some Participant(s) may be made aware of their Taker Level(s) while others are not.

Item 15: <u>Display</u>

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(a)(23) of Regulation NMS?

Yes☐ No☒

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

Yes☒ No☐

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

Citi-ONE does not display information to any Person(s) for the purposes of Rule 301(b)(3) of Regulation ATS. However, Citi-ONE, via Ocean and Exegy as described below, provides three real-time, continuous data feeds to CGMI's algos and SOR that contain aggregated and anonymized buy and sell information for resting FRS Orders from all Participants. These data feeds include symbol, side (buy or sell), quantity available at or within the NBBO across all Participants, and timestamp (of the snapshot included on each continuous data feed from Citi-ONE, not the timestamp of any individual order). The aggregate quantity is represented at three price levels within the NBBO on each side: the bid (buy and sell orders at the bid price), midpoint (buy and sell orders at the midpoint price), and offer (sell and buy orders at the offer price). Ocean provides aggregated and anonymized buy and sell information for Citi-ONE Participants' resting FRS Orders to third-party data feed provider, Exegy, and Exegy puts this information into three feeds that it delivers to the CGMI algos and SOR. In a situation where all of the interest within the NBBO on a given side of the market is reflected by a single Participant FRS Order, that FRS Order will still be included in the feeds. Although it cannot be aggregated, the feeds will not reflect that the interest is comprised of a single FRS Order, and the FRS Order will still be anonymized. CGMI's algos and SOR use the data in the feeds solely to make efficient real-time decisions regarding whether and when to route orders to Citi-ONE, and what price conditions and quantity to apply to those orders. Aggregated and anonymized FRS Order information is transmitted to the CGMI algos and SOR regardless of whether the FRS Orders included were sent to Citi-ONE directly or indirectly. Participants may not opt out of having their resting FRS Orders included in the data feeds.

In addition, when a CO has a potential match, a "Firm-up Request" is sent requesting the originator of the CO to send a Firm-up Order. A Firm-up Request informs the recipient (the originator of the CO) only that the opportunity to match exists, but does not provide information on price or size of the contra-side order or whether the contra-side order is a CO or an Eligible FRS Order (as discussed in Part III, Item 9).

The CGMI algos and/or SOR have knowledge of orders that CGMI sent to Citi-ONE on behalf of Indirect Subscribers, CGMI Business Units, and CGMI Affiliates.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒ No☐ No☒

If no, identify and explain any differences.

The data feeds described above in response to Item 15(b) are only provided to CGMI's algos and SOR.

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).

There are no subscription fees for accessing Citi-ONE.

Subscribers may access Citi-ONE directly (as Direct Subscribers), indirectly (as Indirect Subscribers), or both directly and indirectly.

CGMI does not charge Direct Subscribers for a primary and secondary FIX port for each of the RTS and MOCS (see Part III, Item 4). In certain instances, CGMI may charge a monthly fee for additional ports. That fee ranges, at the discretion of CGMI management, from $0 to $250 per FIX session depending upon minimum volume thresholds. Third-party service providers, including datacenters, co-location facilities, and service bureaus may charge Direct Subscribers for connectivity to venues, including Citi-ONE.

CGMI charges Direct Subscribers a fee per share matched determined at the discretion of CGMI management ranging from $0.00 to $~~0.03~~<u>0.001</u>. The fee does not differ depending on whether the share(s) added or removed liquidity. CGMI does not charge CGMI Business Units or Affiliates fees for shares matched on Citi-ONE. CGMI Affiliates may charge their clients for shares matched on Citi-ONE.

Indirect Subscribers are not charged connectivity fees to Citi-ONE. Commissions pertaining to Indirect Subscribers are noted below.

b. Identify and describe any fees or charges for use of the NMS Stock ATS Services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

CGMI negotiates individual client commissions pertaining to a wide range of CGMI products and execution services. In negotiating commission rates, each client's overall relationship with CGMI negotiates individual client commissions pertaining to a wide range of CGMI products and execution services. In negotiating commission rates, each client's overall relationship with CGMI is considered. Variables that may impact commissions include: client type, products and services provided (including high touch trading, electronic execution - algorithmic trading strategies and smart order routing, program trading, prime brokerage, research and corporate access), type of trading flow, trading volume, markets traded, and overall CGMI revenue.

Indirect Subscriber rates per share matched are part of bundled services, are not venue-specific, and range from $0.00 to $0.06 per share matched.

If a CGMI client is both a Direct Subscriber and an Indirect Subscriber, the fees/charges associated with the client's Direct Subscriber connectivity and executions are described above in Part III, Item 19(a), and the bundled services rates associated with the client's Indirect Subscriber relationship are described here in Part III, Item 19(b). There are no bundled services or products associated with Direct Subscriber access to or activity on Citi-ONE.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

CGMI does not offer rebates or discount of fees for use of Citi-ONE (see above). Client Coverage and/or Equities Management personnel negotiate commissions that may be discounted or bundled based on factors described above.